SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2009

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. 012 Smile.Communications Ltd. Proxy Statement for Annual General Meeting to be held October 13, 2009.

     2.   Form of Proxy Card.

                                                                          ITEM 1

                          012 SMILE.COMMUNICATIONS LTD.
                                25 Hasivim Street
                           Petach Tikva 49170, Israel

                              ---------------------

              NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

         We cordially invite you to the 2009 Annual General Meeting of Shareholders to be held on Tuesday, October 13, 2009 at 2:30 p.m. (Israel time) at the offices of the Eurocom group at 2 Dov Friedman Street, Ramat Gan 52503, Israel, for the following purposes:

          1. To reelect five directors, to hold office until our next annual general meeting of shareholders;

          2. To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services;

          3. To review and discuss our auditor's report and consolidated financial statements for the year ended December 31, 2008; and

          4. To transact such other business that may properly come before the annual general meeting or any adjournment thereof.

         The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on September 8, 2009 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.



                                            Sincerely,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors


September 8, 2009

                          012 SMILE.COMMUNICATIONS LTD.
                                25 Hasivim Street
                           Petach Tikva 49170, Israel

                              ---------------------

                                 PROXY STATEMENT

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of 012 Smile.Communications Ltd. to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 2:30 p.m. (Israel time) on Tuesday, October 13, 2009, at the offices of the Eurocom group at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

         This Proxy Statement, the attached Notice of 2009 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or before September 11, 2009.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the following matters: (i) the re-election of five directors, to hold office until our next annual general meeting of shareholders; and (ii) ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2009, and authorization for our Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor's report and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

         Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on September 8, 2009, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of September 8, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 25,340,770 outstanding ordinary shares.

          o Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (in "street name"), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

          o Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

         If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

         If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

         The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

         Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

         Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

         Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

         In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

         We have received indication from our principal shareholders, Eurocom Communications Ltd., or Eurocom Communications, and Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially hold approximately 76.87% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of the other Item to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

         Internet Gold owned 19,070,563 or approximately 75.26% of our outstanding ordinary shares, and Eurocom Communications beneficially owned 19,480,563 or approximately 76.87% of our outstanding shares, as of September 8, 2009. Internet Gold is a public company, whose shares are listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold is controlled by Eurocom Communications, which held 70.30% of its ordinary shares as of September 8, 2009. Eurocom Communications is controlled by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Internet Gold and Eurocom Communications. As a result, Mr. Shaul Elovitch may be deemed to have sole voting and dispositve power as to our ordinary shares held of record by Eurocom Communications and Internet Gold.

         The following table sets forth certain information as of September 8, 2009 (unless otherwise indicated below) regarding the beneficial ownership by all shareholders known to us to beneficially own 5% or more of our ordinary shares. Other than Mr. Shaul Elovitch, none of our directors or executive officers beneficially own our ordinary shares.

                                                 Number of
                                               Ordinary Shares     Percentage of
Name                                        Beneficially Owned (1) Ownership (2)
------------------------------------------- ---------------------- -------------
Eurocom Communications Ltd. (3)                   19,480,563           76.87%
Internet Gold (3)..........................       19,070,563           75.26%
Clal Insurance Enterprises Holdings Ltd.(4)        2,545,938           10.04%
Wellington Management Company, LLP (5).....        1,371,005           5.41%
------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 25,340,770 ordinary shares outstanding as of September 8, 2009 (not including 19,230 ordinary shares held as treasury stock).

(3) Eurocom Communications holds of record 410,000 of our ordinary shares, and Internet Gold holds of record 19,070,563 of our ordinary shares. Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.30% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares held of record by Eurocom Communications and Internet Gold.

(4)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G filed with the Securities and Exchange Commission on May 7, 2009. The Schedule 13G reflects that of the

         2,545,938 ordinary shares reported as beneficially owned by Clal Insurance Enterprises Holdings Ltd., or Clal, (i) 226,259 ordinary shares are beneficially held for its own account; and (ii) 2,319,679 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Under the Schedule 13G, Clal and Clal Finance Ltd., or Clal Finance, a majority-owned subsidiary of Clal, disclaim beneficial ownership of the remaining 2,319,679 ordinary shares. In addition, the Schedule 13G states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation, or IDB Holding, in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 2,545,938 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 2,545,938 ordinary shares beneficially owned by Clal. In addition, the Schedule 13G reflects that Clal Finance beneficially holds 100,240 ordinary shares, of which 58,846 ordinary shares are held for its own account, and Clal Finance disclaims beneficial ownership of the remaining 41,394 ordinary shares.

(5)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2009. The Schedule 13G/A indicates that Wellington Management Company, LLP, or Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the 1,371,005 ordinary shares, which are held of record by clients of Wellington Management.


                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members. Our Board of Directors currently consists of seven directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual meeting of shareholders. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

         At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director, Mr. Shaul Elovitch, Mr. Eli Holtzman, Ms. Aliza Schloss, Mr. Doron Turgeman and Ms. Anat Winner, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2008 annual general meeting of shareholders

         In addition, as a company incorporated under the laws of the State of Israel whose shares have been offered to the public, two outside directors, within the meaning of the Israeli Companies Law, serve as members of our Board of Directors. Our current outside directors, Ms. Hana Rado and Ms. Debbie Saperia, were each elected by our shareholders to serve in such capacities pursuant to the provisions of the Israeli Companies Law for initial three-year terms ending in January 2011.

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since Internet Gold holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company's board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise.

         Should any of the director nominees be unavailable for election, the proxies will be voted for substitute nominees designated by the Board of Directors. The nominees are not expected to be unavailable.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

         Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Nominees for Election as Director for Terms Expiring in 2010

         Shaul Elovitch (61) has served as the chairman of our board of directors since March 2000 and as chairman of Internet Gold since its inception in 1992. Mr. Elovitch is the controlling shareholder of Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as the chairman of the board of directors and chief executive officer of Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and Eurocom Communications, the parent company of Internet Gold, since 1985. Mr. Elovitch also serves as a member of the board of directors of Space Communications Ltd., Satcom Systems Ltd. and E.G.R.E. Ltd.

         Eli Holtzman (59) has served as the vice chairman of our board of directors since January 2007, and prior thereto served as our chief executive officer and a director from March 2000 until January 2007. Mr. Holtzman co-founded and has been the chief executive officer of Internet Gold since 1992 and a director of Internet Gold since July 1999. Mr. Holtzman also serves as chief executive officer of Smile.Media, our sister company. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceuticals from Illinois University.

         Aliza Schloss (55) has served as a director since 2008. Ms. Schloss has served as a director of Internet Gold since July 2005. Ms. Schloss has served as an Executive Vice President of the Eurocom group since March 2009 and as director and/or officer of various other companies within the Eurocom group since 2005. Ms. Schloss also serves as a member of the board of directors of Satcom Systems Ltd. From 2002 to 2005, Ms. Schloss served as an independent director, chairman of the audit committee and member of various committees of the Israel Electric Company Ltd. From October 2000 to October 2003, Ms. Schloss served as a director, chairman of the audit committee and member of various committees of Bezeq - The Israel Telecommunication Corp. Ltd. From 2000 to 2003, Ms. Schloss served as an independent director and member of the audit committee of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. and LAHAK Management of Trust Funds Ltd. - Bank Hapoalim. Ms. Schloss holds a Ph.D. degree in political science and public administration from the Hebrew University of Jerusalem. Ms. Schloss also holds an M.A. degree in political science and M.P.A. degree in public administration, both from the Hebrew University of Jerusalem, and a B.Sc. degree in biology from the Ben-Gurion University of the Negev.

         Doron Turgeman (41) has served as a director since January 2008. Mr. Turgeman has served as Internet Gold's deputy chief executive officer since October 2004 and as its chief financial officer since May 2001. Mr. Turgeman also serves as deputy chief executive officer and chief financial officer of Smile.Media, our sister company. Mr. Turgeman also serves as chief financial officer of Eurocom Digital Communications Ltd., which is controlled by the Eurocom group. Mr. Turgeman holds a B.A. degree in economics and accounting from the Hebrew University of Jerusalem and is a certified public accountant (CPA) in Israel.

         Anat Winner (49) has served as a director since October 2007 and is a member of our audit committee. Ms. Winner has been self employed as a business advisor since July 2003 and serves also as a director of Internet Gold and Magal Security Systems Ltd., publicly traded on the NASDAQ Global Market and Tel Aviv Stock Exchange. From October 2001 to July 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating direct broadcasting satellite television systems. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant (CPA) since 1986.

         The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Outside Directors Continuing in Office

         Hana Rado (50) has served as an outside director since January 2008 and is a member of our audit committee. Ms. Rado has served as the chief operating officer and chief financial officer of McCann Erickson Israel, an advertising group, since 2000. From 1995 to 2000, Ms. Rado was employed by the Strauss group in several positions, such as the financial manager of sales and distribution division, SAP project manager and the finance manager of the food division. Ms. Rado serves as an outside director of Excellence Nessuah Brokerage Services Ltd. Ms. Rado holds a B.A. degree in biology, an M.B.A. degree in accountancy and finance and is a certificated teacher, all from Tel Aviv University.

         Debbie Saperia (42) has served as an outside director since January 2008 and is a member of our audit committee. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds a LL.B (Hons.) degree from the University of Manchester.

                     BOARD OF DIRECTORS AND AUDIT COMMITTEE

Board of Directors

         According to the Israeli Companies Law, the management of our business is vested in our board of directors.

         Our articles of association provide that we may have no less than two and no more than ten directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. The general meeting of shareholders may remove any director from office by an ordinary resolution, subject to applicable law. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are appointed, provided that the total number of directors will not exceed the maximum number permitted under our articles of association. The board of directors is entitled to remove from office any director appointed by it.

         The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with "accounting and financial expertise," as such term is defined in the regulations promulgated under the Israeli Companies Law. Our board of directors determined, accordingly, that at least two directors must have "accounting and financial expertise."

         As a controlled company within the meaning of NASDAQ Marketplace Rules, we are exempt from the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors and Independent Directors

         Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The outside directors must meet certain statutory requirements of independence.

         At least one of the outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualification."

         The outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term and may be reelected to one additional three-year term, if certain conditions are met. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.

         Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors.

         In addition, in general, NASDAQ Marketplace Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a "controlled company" within the meaning of NASDAQ Marketplace Rules. Accordingly, we are exempt from certain requirements under NASDAQ Marketplace Rules, such as the requirement to have a majority of independent directors on our board of directors. If the "controlled company" exemption would cease to be available to us under NASDAQ Marketplace Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

         Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.

         Our Board of Directors has determined that each of Ms. Hana Rado, Ms. Debbie Saperia and Ms. Anat Winner qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Ms. Hana Rado and Ms. Debbie Saperia are also our outside directors within the meaning of the Israeli Companies Law.

Audit Committee

         Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder's relatives.

       In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the Securities and Exchange Commission and

NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Ms. Rado and Ms. Saperia, our outside directors under Israeli law, and Ms. Winner, who serves as the chairperson of the audit committee. Our board of directors has determined that Ms. Winner qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter. The audit committee has adopted an audit committee charter as required by NASDAQ rules.

     II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
                               PUBLIC ACCOUNTANTS
                           (Item 2 on the Proxy Card)

         At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2009, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit related services.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2008, we paid Somekh Chaikin approximately NIS 924,000 (approximately $243,030) for audit services. For the convenience of the reader, NIS figures in this paragraph have been presented in U.S. dollars translated at the representative rate of exchange on December 31, 2008 of NIS 3.802 = $1.00, as published by the Bank of Israel.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of 012 Smile.Communications Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2009, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

         III. REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED
                              FINANCIAL STATEMENTS

         At the Meeting, our auditor's report and the audited consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

         Our annual report on Form 20-F for the year ended December 31, 2008, including the auditor's report and consolidated financial statements for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on June 24, 2009, is available on our website at www.012smile.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor's report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

                                IV. OTHER MATTERS

         The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch
                                            Chairman of the Board of Directors


Date: September 8, 2009

                                                                          ITEM 2

                          012 SMILE.COMMUNICATIONS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Doron Ilan and Ami Barlev, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of 012 Smile.Communications Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on October 13, 2009 at 2:30 p.m. (Israel time) at the offices of the Eurocom Group, 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND FOR PROPOSAL 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.



                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                          012 SMILE.COMMUNICATIONS LTD.

                                October 13, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF
                 THE DIRECTORS IN ITEM 1 AND "FOR" PROPOSAL 2.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

     1. To elect five directors for terms expiring at the 2010 Annual General Meeting of Shareholders.

NOMINEES:

                           FOR            AGAINST           ABSTAIN

SHAUL ELOVITCH             [ ]             [ ]                [ ]

ELI HOLTZMAN               [ ]             [ ]                [ ]

ALIZA SCHLOSS              [ ]             [ ]                [ ]

DORON TURGEMAN             [ ]             [ ]                [ ]

ANAT WINNER                [ ]             [ ]                [ ]



     2. To ratify and approve the reappointment of Somekh Chaikin, registered public accountants, a member firm of KPMG International, as the Company's independent registered public accountants for the year ending December 31, 2009 and to authorize the Company's Board of Directors to delegate to the Audit Committee the authority to determine their compensation in accordance with the volume and nature of their services.

           [ ] FOR       [ ] AGAINST     [ ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  September 10, 2009